Exhibit 99.4

GRAPHEX GROUP LIMITED

Graphex Group Limited (the “Company”) has advised the Depositary that the Circular pertaining to the Company’s upcoming Extraordinary General Meeting of Shareholders (“EGM”) that is scheduled to be held on February 6, 2023 are available for viewing under “Investors” section of the Company’s website https://graphexgroup.com/investors The Corporate Communications are also available on the HKEXnews website at www.hkexnews.hk. If you do not have access to the internet and would like to obtain a hard copy of the Notice of Meeting and/or Circular, you may receive one by contacting the Company at (313) 217-3300, or via email at info@graphexgroup.com, or writing to:

Graphex Group Limited

11/F COFCO Tower

262 Gloucester Road

Causeway Bay

Hong Kong

Attn: Mr. Paul Kwok, Secretary